DynaMotive Energy Systems Corporation

                                                FORM 6-K/A

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR AUGUST 29, 2002

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



























QUARTERLY AND YEAR END REPORT
                                                        BC FORM 51-901F
British Columbia Securities Commission                 (previously Form 61)
===============================================================================

ISSUER DETAILS
-------------------------------------------------------------------------------
|NAME OF ISSUER                      |  FOR QUARTER ENDED  |  DATE OF REPORT  |
|                                    |                     |     YY/MM/DD     |
|DYNAMOTIVE ENERGY SYSTEMS CORP.     |    JUNE 30, 2002    |     02/08/29     |
|-----------------------------------------------------------------------------|
|ISSUER'S ADDRESS                                                             |
|                                                                             |
|105 - 1700 West 75th Avenue                                                  |
|-----------------------------------------------------------------------------|
|CITY            | Province  |  POST CODE  |   ISSUER FAX   | ISSUER TEL. NO. |
|                |           |             |                |                 |
|Vancouver       |    B.C.   |    V6P 6G2  | (604) 264-6005 |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT NAME                |CONTACT POSITION              | CONTACT TEL. NO.|
|Laura Santos                |Corporate Secretary           |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT EMAIL ADDRESS           |WEB SITE ADDRESS                            |
|Laura.santos@dynamotive.com     |www.Dynamotive.com                          |
-------------------------------------------------------------------------------

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


-------------------------------------------------------------------------------
|DIRECTOR'S SIGNATURE            |PRINT FULL NAME            |   DATE SIGNED  |
|"Richard Chen-Hsing Lin"        |Richard Chen-Hsing Lin     |    YY/MM/DD    |
|        "signed"                |                           |    02/08/29    |
|--------------------------------|---------------------------|----------------|
|DIRECTOR'S SIGNATURE            |PRINT FULL NAME            |   DATE SIGNED  |
|"R. Andrew Kingston"            |R. Andrew Kingston         |    YY/MM/DD    |
|        "signed"                |                           |    02/08/29    |
-------------------------------------------------------------------------------
FIN 51-901F Rev. 2001/3/20























SCHEDULE A: FINANCIAL INFORMATION















                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                         For the six months ended June 30, 2002
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Operations and Deficit                     3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-14
     Supplementary Information                                             15























                     DynaMotive Energy Systems Corporation
                         CONSOLIDATED BALANCE SHEET
                                                    (Expressed in U.S. dollars)

                                                     June 30,      December 31,
                                                       2002            2001
                                                   (Unaudited)       (Audited)
                                                         $                $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                     --        61,541
Receivable                                               116,115        84,653
Government grants receivable                             447,774            --
Prepaid expenses and deposits                            294,433       193,351
Current assets of discontinued operations [note 3]        36,119        28,323
-------------------------------------------------------------------------------
Total current assets                                     894,441       367,868
-------------------------------------------------------------------------------
Capital assets                                         2,160,180     2,202,100
Power purchase agreements                              3,669,808     3,497,552
Patents                                                  371,237       386,879
-------------------------------------------------------------------------------
TOTAL ASSETS                                           7,095,666     6,454,399
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness -short term                            663,287       694,646
Accounts payable and accrued liabilities               2,623,823     1,645,506
Deferred Revenue                                          59,490        51,981
Current liabilities of discontinued operations [note 3]   38,310        44,947
-------------------------------------------------------------------------------
Total current liabilities                              3,384,910     2,437,080
-------------------------------------------------------------------------------
Bank Indebtedness - long term                          1,885,147     1,665,788
Amounts due to related parties                           354,092       323,780
Other long-term liabilities and deferred credits         585,970       535,808
Minority interest                                             --        57,180
-------------------------------------------------------------------------------
Total liabilities                                      6,210,119     5,019,636
-------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity
Share capital,                                        26,780,916    24,617,914
Shares to be issued                                      186,141       666,036
Convertible loan                                         359,212       159,635
Contributed surplus                                    2,247,772     2,283,650
Cumulative translation adjustment                       (303,478)     (519,424)
Deficit                                              (28,385,016)  (25,773,048)
-------------------------------------------------------------------------------
Total shareholders' equity                               885,547     1,434,763
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY             7,095,666     6,454,399
===============================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:


"Richard Lin"       Director                  "Andrew Kingston"      Director
--------------------                          -----------------------

                                                                             2


















































                     DynaMotive Energy Systems Corporation
              Unaudited Consolidated Statement of Loss And Deficit
                                                    (Expressed in U.S. dollars)

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2002        2001        2002       2001
                                   Unaudited  Unaudited   Unaudited  Unaudited
                                       $           $          $           $
-------------------------------------------------------------------------------
REVENUE
Sales                                   --     181,721      43,527     182,310
-------------------------------------------------------------------------------
                                        --     181,721      43,527     182,310
-------------------------------------------------------------------------------
EXPENSES
Cost of sales                           --     144,776      12,486     144,776
Amortization and depreciation       93,620      52,526     185,147     110,706
Interest expense                    46,465       5,136      88,691      11,312
Marketing                           46,456     203,857      82,956     364,281
Office supplies, telephone
      and insurance                 55,506     109,485     177,001     156,033
Professional fees                  285,589     771,262   1,016,824   1,264,005
Royalties                               --       1,805          --       1,805
Rent                               113,977      80,683     226,075     158,436
Research and Development          (144,220)    136,850     (49,522)    199,399
General and administrative
  salaries and benefits            242,269     460,241     632,233     712,453
Exchange loss                      205,310          --     255,317          --
-------------------------------------------------------------------------------
                                   944,972   1,966,621   2,627,208   3,123,206
-------------------------------------------------------------------------------
Loss from operations              (944,972) (1,784,900) (2,583,681) (2,940,896)

OTHER REVENUE AND EXPENSES
Interest income                         81         250         604      10,425
Gain (loss) on asset disposals          --          (7)         --        (467)
Capital tax expenses                    --     (53,309)         --     (53,309)
-------------------------------------------------------------------------------
                                        81     (53,066)        604     (43,351)
-------------------------------------------------------------------------------
Loss before minority interest     (944,891) (1,837,966) (2,583,077) (2,984,247)
Minority interest                      677      58,028      56,917      58,028
-------------------------------------------------------------------------------
Loss for the Period from
   continuing operations          (944,214) (1,779,938) (2,526,160) (2,926,219)
Loss from discontinued
   operations [Note 3]              (6,465)    (56,253)    (85,808)   (152,930)
-------------------------------------------------------------------------------
Loss for the period               (950,679) (1,836,191) (2,611,968) (3,079,149)
Deficit, beginning of period   (27,434,337)(20,177,742)(25,773,048)(18,934,784)
-------------------------------------------------------------------------------
Deficit, end of period         (28,385,016)(22,013,933)(28,385,016)(22,013,933)
===============================================================================

Weighted average number of
common shares Outstanding       45,049,334  35,002,334  42,728,919  34,751,246
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share for
    continuing operations         (0.02)      (0.05)       (0.06)      (0.08)
===============================================================================

The accompanying notes are an integral part of these financial statements.

                                                                             3

















































                     DynaMotive Energy Systems Corporation
                      CONSOLIDATED STATEMENT OF CASHFLOW

                                                  (expressed in U.S. dollars)

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2002        2001        2002       2001
                                   Unaudited  Unaudited   Unaudited  Unaudited
                                       $           $          $           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period from
    continuing operations          (944,214) (1,779,938) (2,526,160)(2,926,219)
Add (deduct) items not involving cash:
   Amortization and depreciation     93,620      52,526     185,147    110,706
   Minority interest                   (677)    (58,028)    (56,917)  (58,028)
   Loss on asset disposal                --           7           --       467
   Stock based compensation         158,134     888,248     367,386  1,370,044
   Translation loss                 205,310          --     255,317         --
Net change in non-cash working capital
   balances related to operations  (206,026)    (71,158)    405,508    190,474
-------------------------------------------------------------------------------
Cash used in operating activities  (693,853)   (968,343) (1,369,719)(1,312,556)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in bank indebtedness-
   short term                        61,171      25,853      (31,359)   14,316
Increase in long-term liabilities
   & deferred credits               171,850      (8,190)     269,521    (8,190)
Increase in amount due to
   Related parties                   24,625          --       30,312        --
Increase in convertible loan        199,576          --      199,576        --
Share capital issued                515,114     280,400    1,230,845   798,674
Shares to be issued                  48,998          --       48,998        --
-------------------------------------------------------------------------------
Cash provided by financing
   activities                     1,021,334     298,063    1,747,893   804,800
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Cash flow from discontinued
   operations [Note 3]               (3,645)    (14,825)    (100,242)   40,983
Increase in patents costs           (14,368)    (32,122)     (19,395)  (25,120)
Purchase of capital assets (net of
  government grants)                (37,490)    (55,022)    (108,190) (228,875)
-------------------------------------------------------------------------------
Cash used in investing activities   (55,503)   (101,969)    (227,827) (213,012)
------------------------------------------------------------------------------

Effect of exchange rate
   changes on cash                 (271,978)     26,678     (211,888)  (26,823)
-------------------------------------------------------------------------------

Increase (decrease) in cash and cash
   equivalents during the period          --    (745,571)    (61,541) (747,591)
Cash and cash equivalents at
   beginning of period                    --   1,095,715      61,541 1,097,735
-------------------------------------------------------------------------------
Cash and cash equivalent at
   end of period                          --     350,144          --   350,144
===============================================================================

The accompanying notes are an integral part of the financial statements.

                                                                             4
















































DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

1. Description of business

DynaMotive Energy Systems Corporation ("the Company") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Since its inception the Company has been engaged in the process of commercializing several technologies that are in various stages of development.

The Company's sole focus at present is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil clean fuels. The Company has developed, patented, or acquired three primary technologies since inception: (1) BioTherm(TM), a biomass-to-energy technology that converts low value forest waste and agricultural by-products into liquid BioOil, which can be used as a fuel or as a raw material for the production of various derivative products;
(2) DynaPower(R), a metal cleaning process that does not involve the use of chemicals; and (3) actuator technologies used in both steel and aluminum welding. To date, the Company's principal revenues have been derived from the sales of the actuators, forest harvesting services and consulting services. The principal market for the Company's near term BioOil related business is in the UK and Canada.

The Company sold the actuator technology in 1997 to Emhart Tucker, a subsidiary of Black and Decker.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, commercializing its BioTherm(TM) technology and continuing development of new technologies, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources, loans and by the issuance of shares of the Company for cash consideration. The Company has received commitments from the Canadian and UK governments and subsequent to the end of the quarter, the Company has received a subscription agreement and the funds for $200,000 in debt financing.





                                                                            5
DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

2. Unaudited interim financial statements

The unaudited balance sheet at June 30, 2002, the unaudited interim statements of loss and deficit and interim cash flows for the six-month periods ended June 30, 2002 and 2001, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2001. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2001, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.


3. DISCONTINUED OPERATIONS

On April 11, 2002, the measurement date, the Company announced that it had completed the divestiture of its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 and future royalties on all revenue of DynaPower Systems. For reporting purposes, the results and financial position of this strategic business unit have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

The divestiture entails all tangible assets of the DynaPower division, which consist of test equipment, furniture and equipment, to be transferred to the new owners upon closing of the sale. The Company retains ownership of the intellectual property related to the metal cleaning technology and will license the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period.

The intellectual property will transfer from the Company to DynaPower, Inc. at the expiration of the royalty period only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.


                                                                            6




















































DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

3. DISCONTINUED OPERATIONS (cont'd.)

The balance sheets include separate disclosure of assets and liabilities relating to the metal cleaning line. Discontinued current assets include accounts receivable of $12,762 that will be excluded from the disposal agreement along with inventory of $23,357, which will be reduced over subsequent months as the Company completes outstanding orders. Discontinued current liabilities comprise accounts payable and accrued liabilities of $38,310 that will be excluded from the disposal agreement. The Company previously determined that as at December 31, 2001, the realizable value of the tangible assets in DynaPower was uncertain due to its specialized nature, and therefore, the total carrying value of $175,037 was written off as of the same date.

                                         Six months ended    Six months ended
                                             June 30 2002      June 30, 2001
-----------------------------------------------------------------------------
Revenue                                        $11,703            $260,625
-----------------------------------------------------------------------------
Loss from discontinued operations prior to
  The measurement date, net of income tax      $85,808            $152,930
-----------------------------------------------------------------------------
Loss from discontinued operations,
  Net of income tax                            $85,808            $152,930
-----------------------------------------------------------------------------

4. Share Capital

[a] Authorized share capital
The Company's authorized capital consists of 100,000,000 common shares (2001 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2001 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at June 30, 2002.

[b] Issued and outstanding share capital

                                              June 30, 2002   December 31, 2001
                                                     $               $
Issued and outstanding
Common Shares 46,745,980 [December 31, 2001]    $26,780,916       $24,617,914
- 40,942,115]
Preferred Shares, Nil [December 31, 2001 - Nil]      -                  -
-----------------------------------------------------------------------------

                                                                            7
DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

4. Share Capital (cont'd.)

Common Share Issuance Summary for the Quarter              $         Number of
                                                                      Shares
-------------------------------------------------------------------------------
Share Capital, December 31, 2001                       24,617,914    40,942,115
Private placement issued for cash (i)                   1,230,845     3,522,824
Private placement issued for commercial services (ii)      63,922       172,277
Shares issued, consultants, directors
  & employee compensation (iii)                           689,458     1,716,930
Shares issued, for commercial services (i)                178,777       391,834
Share Capital, June 30, 2002
   Common shares without par value                     26,780,916    46,745,980
-------------------------------------------------------------------------------

[c] Shares to be issued
At June 30, 2002, the Company has 478,674 common shares to be issued. Included in the amount is 315,348 common shares to be issued to a director and non-employees for services rendered under compensation arrangements.

The remaining 163,326 common shares were related to private placements commenced during the six months of 2002. The private placement is for up to $3.1 million. At June 30, 2002, the Company had received $48,998 in cash for these shares to be issued.

[d] Stock options
At June 30, 2002, the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at June 30,    Remaining    Exercise   at June 30,    Exercise
    Prices        2002       Contractual    Price        2002         Price
                                Life
-----------------------------------------------------------------------------
$0.25 - $0.90   3,137,800    2.12 years     $0.53      2,995,800     $0.52
    $1.00         692,000    1.13 years     $1.00        662,000     $1.00
    $1.50       2,283,250    1.95 years     $1.50      2,206,250     $1.50
$1.95 - $4.00      63,985    0.77years      $2.18         58,985     $2.20
-----------------------------------------------------------------------------
                6,177,035                              5,923,035
-----------------------------------------------------------------------------

                                                                            8
DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

4. Share Capital (cont'd.)

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 7,011,897 (15%) of common shares for issuance upon the exercise of stock options of which at June 30, 2002, 834,862 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                                Options          Options
                                             Exerciseable     Exerciseable
                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
                                                                  Price
-----------------------------------------------------------------------------
Balance, December 31, 2001                    5,001,963            1.15
Options granted                               3,323,527            0.44
Options forfeited or expired                   (589,377)           1.19
Options exercised                            (1,559,078)           0.38
---------------------------------------------------------------------------
Balance, June 30, 2002                        6,177,035            0.96
---------------------------------------------------------------------------

The Black Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share as required by the Canadian Institute of Chartered Accountants (CICA) handbook Section 3870 , was estimated at the date of grant using a Black Scholes pricing model with the following assumptions: Risk free interest rate for 2002 and 2001, respectively; 2.75% and 3.9%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.145 and 1.194, and a weighted average expected life of the option of 3.82 years [2001 - 5 years].

Supplemental disclosure of pro forma loss and loss per share:

                                                    2002              2001
                                                      $                $
-----------------------------------------------------------------------------
Pro forma loss                                   2,513,134          3,116,731
Pro forma loss per share                           (0.06)            (0.09)
-----------------------------------------------------------------------------


                                                                             9











































DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

4. Share Capital (cont'd.)

[e] Common share purchase warrants

During the fourth quarter of 2001, the Company made an offer to all existing warrant holders to reduce the exercise price of all outstanding warrants from a weighted average exercise price of $1.59, to a weighted average exercise price of $0.70 in exchange for a reduction in the number of warrants outstanding. No other terms in the original warrants would change. Warrant
holders were given 30 days to accept the offer.   As at December 31, 2001,
4,009,167 warrants with a weighted average exercise price of $1.55 were cancelled and exchanged for 1,907,526 new warrants with a weighted average exercise price of $0.70. No compensation expense resulted from the warrant repricing in 2001. In the first quarter 2002 subsequent to year end, an additional 1,323,372 warrants with a weighted-average exercise price of $1.72 were cancelled and exchanged for 618,577 new warrants with a weighted-average exercise price of $0.70. No compensation expense resulted from the warrant repricing in the quarter.

At June 30, 2002 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price               Expiration Date
-------------------------------------------------------------------------------
F Warrants     968,333         $0.70           January 1, 2003-March 5,2005
G Warrants      84,000         $0.70           January 31, 2003
J Warrants     381,000     $0.70 to $2.00      July 31, 2002-July 31, 2003
K Warrants      35,000         $0.70           July 31, 2003
L Warrants      64,491     $0.70 to $2.00      February 20, 2003
M Warrants     395,272      $0.70 to $1.50     June 22, 2003-January 20, 2005
N-b Warrant    275,756         $0.70           September 5, 2004-October 1,2004
O Warrants     300,000         $0.35           June 10, 2005
-------------------------------------------------------------------------------
Total        2,503,852
-------------------------------------------------------------------------------

As at June 30, 2002, 61,500 warrants are unvested.

   Summary of warrants cancelled and issued during the quarter:

                    Number of Common Shares Issuable
             -----------------------------------------------
                at      via Warrants  via Warrants    at
              Dec 31,   Canceled in    Issued in     Jun 30,    Exercise
Series         2001     the Quarter    he Quarter    2002        Price
---------------------------------------------------------------------------
F Warrants    968,333                               968,333      $0.70
G Warrants     84,000                                84,000      $0.70
H Warrants      6,000      6,000                          0      $0.70
I Warrants      4,200      4,200                          0      $0.70
J Warrants    891,250    510,250                    381,000  $0.70 to $2.00
K Warrants     75,000     40,000                     35,000  $0.70 to $1.50
L Warrants     64,491                                64,491  $0.70 to $2.00
M Warrants    292,728                  102,544      395,272  $0.70 to $1.50
N-a Warrants  505,049    505,049                          0  $0.70 to $0.90
N-b Warrants  384,847    109,091                    275,756  $0.70 to $1.50
O Warrants                             300,000      300,000      $0.35
-----------------------------------------------------------------------------
Total       3,275,898  1,174,590       402,544    2,503,852
-----------------------------------------------------------------------------

                                                                             10










































DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

4. Share Capital (cont'd.)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SARs") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SAR at the date of grant.

The SARs vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SARs at its option under certain circumstances. The Company has the sole exclusive election to redeem the SAR's in cash, shares or in a combination of cash and shares. The number of SARs that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

Stock appreciation rights transactions and the number of stock appreciation rights outstanding is summarized as follows:

                                                                    No. of
                                                                 SAR'S Issued
-----------------------------------------------------------------------------
Balance, December 31, 2001                                          1,486,667
SAR'S Issued                                                                -
SAR'S Redeemed                                                              -
SAR'S forfeited                                                             -
-----------------------------------------------------------------------------
Balance, June 30, 2002                                              1,486,667
-----------------------------------------------------------------------------

At June 30, 2002, the following stock appreciation rights all of which were issued to employees, were outstanding:

         SAR'S                   Initial Value              Expiration Date
-----------------------------------------------------------------------------
        1,132,500                  $0.400                    January 28, 2004
          200,000                  $0.625                    May 1, 2004
          154,167                  $1.000                    May 1, 2004
-----------------------------------------------------------------------------
        1,486,667
-----------------------------------------------------------------------------

At June 30, 2002 and December 31, 2001, 1,111,667 SAR's were vested. There was no SAR expenditure recognized during the period.

                                                                             11



















































DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

4. Share Capital (cont'd)

[g] Escrow Shares

At December 31, 1998, 1,232,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

During 1999, the Board approved an amendment to the Escrow agreement's release provisions that applied to 676,000 of the shares held in escrow. The amended release provisions are: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the quarter nil (second quarter 2001 - nil) common shares were released from escrow and at June 30, 2002, 781,334 (June 30, 2001 - 781,334) common shares are held in escrow.


5. Supplementary Cash Flow Information
   Components of changes in non-cash balances affecting operations are:

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2002        2001        2002       2001
Net change in non-cash working capital
                                       $           $           $          $
------------------------------------------------------------------------------
Accounts and government
   grants receivable               (461,550)   (269,621)   (479,236)   172,917
Inventory                            20,229      15,826          --     15,356
Prepaid expenses and deposits      (141,446)    (58,697)   (101,082)  (107,540)
Accounts payable and
   Accrued liabilities              373,896     280,956     978,317    131,265
Deferred revenue                      2,845     (39,622)      7,509    (21,524)
-------------------------------------------------------------------------------
                                    206,026     (71,158)    405,508    190,474
===============================================================================

Interest paid
-------------------------------------------------------------------------------
Short-term interest paid
   And accrued                        46,465       5,136      88,691     11,312
===============================================================================

                                                                             12
DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

6. Segmented financial information
The Company has four reportable segments. The segments are Actuators, Corporate, BioOil Power Generation, and Other. The actuator technology is used in both steel and aluminum welding. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil and then into electricity, while Corporate consists of interest. Other includes a pulverizing technology which disintegrates a variety of solid materials and organic waste into a form suitable for the production of BioOil. The DynaPower product line has been excluded from segmented disclosure to reflect its classification as discontinued operations (see note 3). Prior period segmented information, which reported DynaPower as an individual segment, has been restated to conform to current period presentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on many factors, including net income or loss.

The Company's reportable business segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Business Unit Segments

                                              June                  June
                                              2002                  2001
                                                $                     $
Revenue
Actuator                                          --                   --
BioOil Power Generation                       40,389              182,310
Other                                          3,138                   --
Corporate                                         --                   --
----------------------------------------------------------------------------
                                              43,527              182,310

Geographic Segments

                                              June                  June
                                              2002                  2001
                                                $                     $
Revenue
United Kingdom                                40,389               182,310
Canada                                         3,138                    --
------------------------------------------------------------------------------
                                              43,527               182,310
------------------------------------------------------------------------------

                                                                             13
DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                     (in U.S. dollars)

7. Changes in Accounting Policy
(a) Goodwill and other intangible assets
Effective January 1, 2002, the Company adopted the new Canadian standard, CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" The Company's intangible assets consist of intellectual property. The Company's intellectual property is considered to have a finite useful life. Accordingly, the Company continues to amortize these intangible assets over a period which is defined as the earlier of the useful life of the technology or the life of the patent commencing with commercial production and the adoption of Handbook Section 3062 had no impact on previously reported earnings and retained earnings or the interim financial statements. The Company had no goodwill as of March 31, 2002 thus the adoption of this new standard had no impact on previously reported earnings and retained earnings.

(b) Foreign Currency Translation

A new Canadian accounting standard was issued November 2001 applicable to years beginning on or after January 1, 2002. This standard eliminated the deferral and amortization of foreign exchange gains or losses arising from translation of long term debt and other similar monetary items into Canadian dollars. The adoption of this new standard had no impact on previously reported earnings and retained earnings. See Note 2 to the unaudited interim financial statements for the quarter for more information.

(c) Stock  Based Compensation
The Company has adopted the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 "Stock
Based Compensation and Other Stock Based Payments". Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense for grants of stock options to employees, based on the estimated fair value at the date of grant, or alternatively, the disclosure of pro forma net earnings or earnings per share data, as if the stock based compensation had been recognized in earnings. The adoption of this new standard had no impact on previously reported earnings and retained earnings.

8. Subsequent Events
The Company announced in July 2002 that it has entered into a multifaceted memorandum of understanding (MOU) with Rotch Ltd. (Rotch) a multi-billion dollar privately owned finance and investment group that specializes in structured financing initiatives. The MOU contemplates financing initiatives, corporate development activities and the establishment of two joint venture entities to develop offset finance opportunities for DynaMotive's technology and the co-development of future waste management applications.

Rotch has committed $326,000 in the Company's current $1 million short term equity bridge financing of which a total commitment of $926,000 has been received by the Company. Rotch has further confirmed its interest to lead and participate in a second round of financing of up to $5 million to fund DynaMotive's pilot plant programs and ultimately, a proposed mutual goal by DynaMotive and Rotch to secure $25 million to finance global expansion of the Company.

DynaMotive and Rotch will also cooperate in restructuring DynaMotive's operations in the UK. As part of this program, Rotch has been granted an exclusive first negotiation right to acquire DynaMotive's controlling interests in Border Biofuels and to provide advisory services to consolidate operations in Europe.

Rotch will receive two year warrants to purchase up to 6 million DynaMotive shares at $0.40; the warrants will vest subject to milestones based on actual funding and completion of the above contemplated transactions.

                                                                             14














































DynaMotive Energy Systems Corporation

                Notes To Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2002 and 2001                       (in U.S. dollars)

Supplementary Information

Research and Development Expenses
Breakdown by major category:

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2002        2001        2002       2001
                               ------------------------------------------------
   Materials                         $1,881     $68,023     $31,989    $88,925
   Salaries and Benefits            108,284      98,208     180,797    131,567
   Consulting                        18,765      68,485      19,891    100,933
   Miscellaneous Costs                  407       1,784       1,358      1,688
                               ------------------------------------------------
                                   $139,337    $236,500    $234,035   $323,113
   Less: Government assistance
         program                   (283,557)    (99,650)   (283,557)  (123,714)
                               ------------------------------------------------
                                  $(144,220)   $136,850    $(49,522)  $199,399
                               ================================================

General and Administrative Salaries and Benefits
Breakdown by major category:

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2002        2001        2002       2001
                               ------------------------------------------------
   Salaries and Benefits           $242,269    $460,241    $632,233   $712,453
                               ------------------------------------------------
                                   $242,269    $460,241    $632,233   $712,453
                               ================================================

Professional Fees
Breakdown by major category:

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2002        2001        2002       2001
                               ------------------------------------------------
   Consulting                      $220,849    $535,035    $805,450   $990,451
   Audit and Tax services            22,405      32,577     112,710     40,101
   Legal Fees                        38,272     187,302      94,351    217,104
   Miscellaneous Costs                4,063      16,348       4,313     16,349
                               ------------------------------------------------
                                   $285,589    $771,262  $1,016,824 $1,264,005
                               ================================================

                                                                             15





















































SCHEDULE B: Supplementary INFORMATION

Section 1 - Year to Date January 1, 2002 to June 30, 2002

a) Breakdown of Deferred Costs

Patents Accumulated Net Book Value

                                   Cost        Amortization      Net Book Value
                                     $               $                  $
Patents                           776,486         406,456            370,030
Trademarks                          3,940           2,733              1,207
                               ------------------------------------------------
Total                             780,426         409,189            371,237
                               ================================================

b) Breakdown of major categories of research and development expenses:

   Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

c) Breakdown by major category of general and administrative expenses:

   Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

Section 2 - Year to Date January 1, 2002 to June 30, 2002

Related Party Transactions

   The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

   Consulting fees and salaries of $312,719 for the quarter (2001 - $161,643) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $312,719 (2001 - $147,021) paid by stock based compensation. For the six months period ended June 30, 2002, consulting fees and salaries of $431,752 (2001 - $278,811) have been paid to the same related parties. The amount of $312,719 (2001 - $169,229) paid by stock based compensation.

Section 3 - Year to Date January 1, 2002 to June 30, 2002

a) Summary of Securities issued during the three months ended June 30, 2002

Common Share Issuance Summary for the quarter
                                                          $           Number of
                                                                        Shares
-------------------------------------------------------------------------------
Private placement issued for cash (i)                 1,230,845       3,522,824
Private placement issued for commercial services (ii)    63,922         172,277
Shares issued to consultants, directors &
    For employee compensation (iii)                     689,460       1,716,930
Shares issued, for commercial services (iv)             178,777         391,834
-------------------------------------------------------------------------------
                                                      2,163,004       5,803,865
-------------------------------------------------------------------------------

                                                                            16
















































Section 3 - Year to Date January 1, 2002 to June 30, 2002 (Cont'd)

i. 1,805,776 common shares issued for cash pursuant to a partial close of a private placement for $715,731 based share price of $0.30 to $0.49 per share on February 28, 2002.

ii. 917,406 common shares issued for cash pursuant to a partial close of a private placement for $275,222 for $0.30 per share on April 18, 2002.

iii. 799,642 common shares issued for cash pursuant to a partial close of a private placement for $239,893 for $0.30 per share on June 28, 2002.

iv. 172,277 common shares issued for commercial services to pursuant to a partial close of a private placement for $63,922 at share prices ranging from $0.30 to $0.49 each on the exercise of stock options.

V. 1,716,930 common shares issued to consultants, directors & employee for $689,460 in compensation at share prices ranging from $0.252 to $0.75 each.

vi. 391,834 common shares issued for payment of $178,777 in commercial services at share prices ranging from $0.29 to $0.62 each.

b) Summary of options granted during the six months ended June 30, 2002.

Name of Optionee   No. of Options  Exercise Price  Grant date      Expiry Date
Director and Officers:
Richard Lin             261,905         $0.35      Feb 24, 2002    Feb 23, 2004
Richard Lin             100,000         $0.50      Apr 24, 2002    Apr 28, 2006
Andrew Kingston         267,860         $0.35      Feb 24, 2002    Feb 23, 2004
Andrew Kingston         162,216         $0.40      Feb 24, 2002    Feb 23, 2003
Andrew Kingston         200,000         $0.50      Feb 24, 2002    Feb 23, 2007
Bayne Boyes             111,105         $0.35      Feb 24, 2002    Feb 23, 2004
Bayne Boyes             100,000         $0.50      Apr 29, 2002    Apr 28, 2006
Bayne Boyes              10,000         $0.50      Apr 29, 2002    Dec 09, 2006
Rodolfo Guido            28,000         $0.50      Feb 24, 2002    Feb 23, 2003
Rodolfo Guido           200,000         $0.50      Feb 24, 2002    Feb 23, 2006
Rodolfo Guido            12,000         $0.27      May 09, 2002    May 08, 2003
James Acheson           105,000         $0.50      Mar 31, 2002    Mar 30, 2003
Employees and Consultants:
Employees               245,000         $0.50      Apr 29, 2002    Apr 28, 2006
Consultants             214,650         $0.50      Mar 31, 2002    Mar 30, 2003
Consultants             200,000         $0.49      Jan 10, 2002    Jun 30, 2002
Consultants              50,000         $0.49      Feb 11, 2002    Nov 19, 2002
Consultants             133,333         $0.30      May 09, 2002    May 08, 2005
Consultants             200,000         $0.30      May 09, 2002    May 08, 2003
Consultants             625,000         $0.50      May 09, 2002    May 08, 2005
Consultants              13,125         $0.40      Jun 10, 2002    Jun 10, 2003
Consultants              84,333         $0.40      Jun 17, 2002    Jan 31, 2003
                      ---------
Total                 3,323,527
                      =========


                                                                             17
Section 4 - As at the quarter ended June 30, 2002

a) Authorized Capital

   Please refer to Note 4(a) of the unaudited interim financial statements for details.

b) Issued Capital

   Please refer to Note 4(b) of the unaudited interim financial statements for details.

c) Options Outstanding

   Please refer to Note 4(d) of the unaudited interim financial statements for details.

d) Shares subject to escrow and pooling arrangements

   Please refer to Note 4(g) of the unaudited interim financial statements for details.

e) List of Directors

   Andrew Kingston, Director, President and Chief Executive Officer Richard Lin, Director, Chairman
   Ricard Altube, Director
   Michael McDowell, PhD, Director
   Bayne E. Boyes, Director, Executive Vice President
   Desmond Radlein, PhD, Director
   Curtin Winsor, PhD, Director
   Sing-Cheng Hong, Director
   Chih-Lin Chu, Director
   Marvin Josif, Director

f) List of Officers

   G. Jack MacDonald, Chief Financial Officer (since February 15, 2002) Rodolfo Guido, Chief Operating Officer (since February 15, 2002) James Acheson, U.S. Subsidiary, Chief Operating Officer
   Antony Robson, U.K. Subsidiary, Managing Director
   Warren Johnson, Chief Technology Officer
   Laura Santos, Corporate Secretary















                                                                             18
SCHEDULE c: management's discussion and analysis

(Three and six-month periods ended June 30, 2002 compared to the three and six-month periods ended June 30, 2001)

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2001.

The following sets out management's discussion and analysis of our financial position and results of operations for the three and six-months ended June 30, 2002 and 2001.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2001 Annual Report on Form 10K entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.


DESCRIPTION OF  BUSINESS

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a world leader in biomass-to fuel conversion through the application of a proprietary process known as Fast Pyrolysis. Dynamotive aims to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications.

The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste byproducts. BioOil is a clean, green house gas neutral and renewable fuel that can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines.
Biomass examples include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. DynaMotive has successfully converted each of these residues making them a renewable and environmentally friendly oil and char and green credit reserve.

The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

Furthermore, BioOil as a liquid contains chemicals that may potentially be extracted and sold at a much higher value than using BioOil solely as a fuel. The Company and its partners are engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

Through the application of its technology and know- how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly liquid fuel and in doing so provide viable energy solutions to its customers. The Company intends to License its technology to energy users on a variety of applications. The Company through the development of partnerships intends to develop capabilities to provide full DBOOM (design, build, own, operate and manage) capabilities to clients that require such scope of services.

Revenues are expected to be derived from Licensing, Service and Royalty fees as well as from its own production of oil and char and value of green house gas credits and in participation in projects.


ACCOUNTING POLICIES

The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2001, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company's accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2001. Changes in accounting standards are noted in note 7 of the unaudited consolidated interim financial statements.


Results of Operations

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended June 30, 2002, the Company incurred a net loss of $950,679 or $0.02 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2001") of $1,836,191 or $0.05 per share. The net loss for the six months ended June 30, 2002 was $2,611,968 ($0.06 per share) compared to $3,079,149 ($0.08 per share) in the comparable period of 2001. The decrease in the level of losses incurred in 2002, compared to 2001, was attributable to the general reduction of overhead expenses including marketing expenses, professional fees, research and development, and general & administrative salaries and benefits.


Revenue

In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. The Company is now exclusively focused in the bioenergy field and in the development of BioOil related technology and systems. As part of the agreement, the Company will retain ownership in all DynaPower's intellectual property and will receive royalty income with respect to certain DynaPower patents. The financial statements provided in this document have been restated on a comparative basis to reflect this change.

Revenue for the quarter ending June 30, 2002 was nil compared to $181,721 for the same quarter in 2001 due to a decrease in contract sales. Revenue for the six month period ending June 30, 2002 decreased to $43,527 from $182,310 for the same period in 2001. The Company currently has no commercial or contract sales (revenue earned from research services performed for third parties) revenue during the quarter. The Company anticipates minimal future revenue from contract sales as it focuses on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

The overall cost of sales in the quarter decreased to nil from $144,776 in the same quarter in 2001, due to the reduction in contract sales. The cost of sales for the 6 months of 2002 decreased to $12,486 from $144,776 for the same period in 2001. The Company currently has no commercial or contract sales revenue during the period and anticipates minimal future revenue until such time that its BioOil related technologies are successfully commercialized.

For the second quarters in 2002 and 2001 the Company had expended on an quarterly basis -$144,220 and $136,850 respectively, on research and development. The negative expense for 2002 was due to the recognition of government assistance allocated to the quarter. Of these research & development expenditures, $283,557, $99,650 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first six month periods of 2002 and 2001, the company expended -$49,522, and $199,399, respectively, on research and development. Of these amounts, $283,557, $123,714 respectively, were sponsored by government funding. The remainder of these expenditures were Company sponsored. The Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for technical and project related expenditures in 2002 and 2003. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million through June 2003, of which C$2.61 million has been received as of June 30, 2002. General and administrative salaries and benefits in the second quarter of 2002 decreased to $242,269 from $460,241 for the same quarter in 2001. For the 6 month period ending June 30, 2002, general and administrative salaries and benefits decreased to $632,233 from $712,453 for the same period in 2001. The decrease in 2002 was mainly due to reduced activity in the general and administrative area.

Professional fees decreased to $285,589 in the second quarter from $771,262 in the same quarter 2001. For the 6 month period ending June 30, 2002, professional fees decreased to $1,016,824 from $1,264,005 for the same period in 2001. The change was due to a decrease in the number of consultants hired and a reduction of legal and accounting expenses. A significant portion of professional fees incurred in 2001 were legal and accounting fees related to the acquisition of Border BioFuels Limited.

Amortization and depreciation expenses increased to $93,620 in the second quarter of 2002 from $52,526 in the same quarter in 2001. For the first 6 months of 2002, amortization and depreciation expenses increased to $185,147 from $110,706 for the same period in 2001. These increases were due to the addition of assets in the BioOil unit resulting mainly from the addition and upgrading of the 10 tonnes per day BioOil plant in 2002 and from the acquisition of Border BioFuels Limited.

Interest income for the second quarter of both 2002 and 2001 was minimal. Interest income for the 6 month period ending June 30, 2002 decreased to a minimal level as compared to the same period in 2001, $10,425. This decrease was due to reduced cash resources and related short term investments.

Interest expenses increased in the quarter to $46,465 from $5,136 in the same quarter in 2001. 6 month interest expenses for 2002 increased to $88,691 from $11,312 for the same period in 2001. The increases were due mainly to the purchase of Border BioFuels Limited and the increases in total liabilities.

Marketing expenses decreased to $46,456 in the quarter from $203,857 in the same quarter in 2001. Marketing expenses for the first 6 months of 2002 decreased to $82,956 from $364,281 for the same period in 2001. These decreases were due to a reduction in the use of external consultants for marketing activities.

Office supplies, telephone and insurance decreased to $55,506 during the second quarter from $109,485 in the same quarter in 2001 mainly due to the reduced activities in the general and administrative area. The same expenses for the 6 month periods in 2002 increased slightly to $177,001 from $156,033 for the same period in 2001.

Rent for leased premises increased to $113,977 in the quarter from $80,683 in the same quarter 2001. Rental expenses for the 6 month period of 2002 increased to $226,075 from $158,436 for the same period in 2001. These increases were due to the purchase of Border Biofuels Limited.

Currency exchange gains (loss) in the quarter amounted to $205,310 compared to $Nil in the same quarter in 2001. Currency exchange gains (loss) for the 6 month period increased to $255,317 from $Nil in the same period in 2001. These non-cash changes were due to the depreciation of the US dollar against the pound sterling on the assets of Border BioFuels Limited. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.
Net Loss

During the quarter ended June 30, 2002, the Company recorded a net loss from continuing operations of $944,214, while the net loss from continuing operations for the same quarter in 2001 amounted to $1,779,938. Loss from discontinued operations in the second quarter of 2002 and 2001 amounted to $6,465, and $56,253, respectively. For the 6 month period ending June 30, 2002, the net loss from continuing operations was $2,526,160, while the same loss for the 6 month period in 2001 was $2,926,219. Loss from discontinued operations for the first 6 months of 2002 and 2001 amounted to $85,808, and $152,930, respectively. The decrease in operating loss was primarily attributable to (i) a decrease in marketing related expenses, (ii) a decrease in professional fees, (iii) a decrease in research and development expenses, and (iv) decrease in general and administrative salaries and benefits.

The basic and diluted loss per common share for the quarter decreased to $0.02 compared to $0.05 for the same quarter in 2001. The basic and diluted loss per common share for the 6 month period decreased to $0.06 compared to $0.08 for the 6 month period in 2001. The basic and diluted loss per share for the current periods were lower because the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased from 35,002,334 shares at June 30, 2001 to 45,049,334 at June 30, 2002. The weighted average number of Common Shares for the 6 month period increased from 34,751,246 shares at June 30, 2001 to 42,728,919 at June 30, 2002.


LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the quarter ended June 30, 2002 were
(i) $515,114 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $199,576 in convertible loan, (iii) $171,850 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd., and (iv) $61,171 increase in short term bank indebtedness. Principal source of liquidity during the 6 month period ended June 30, 2002 were (i) $1,230,845 in net proceeds after deducting related issue costs from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash,
(ii) $269,521 in long term liabilities and deferred credits, and (iii) $199,576 in convertible loan.

For the previous year's second quarter ended June 30, 2001, the principal sources of liquidity were, (i) $280,400 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; and
(ii) $181,721 in sales revenues generated by the Company. For the 6 month period ended June 30, 2001, the principal source of liquidity were $798,674 in net proceeds from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash.

Overall change in cash flows during the second quarter 2002 was nil as compared to -$745,571 during the same quarter in 2001. The change in cash flow during the 6 month period in 2002 was -$61,541, while the change in cash flow for the same period in 2001 was -$747,591. These differences were due to the lower net loss for the current periods and a significant increase in funds generated from financing activities in 2002.
During the second quarter ended June 30, 2002, the Company used cash in operating activities and in investing activities of $693,853 and $55,503 respectively, and generated cash from financing activities of $1,021,334. For the 6 month period ended June 30, 2002, the Company used cash in operating activities and in investing activities of $1,369,719 and $227,827 respectively, and generated cash from financing activities of $1,747,893.

The net amount of cash used in operating activities during the second quarter 2002 decreased to $693,853 from $968,343 in the first quarter 2001. Cash used in operating activities consisted of a net loss from continued operations for the second quarter 2002 of $944,214 that was significantly offset by (i) amortization of non-cash items in the sum of $93,620, (ii) non-cash equity compensation expenses, $158,134, and (iii) currency translation loss of $205,310.

The net amount of cash used in operating activities during the first 6 months of 2002 increased slightly to $1,369,719 from $1,312,556 for the same period in 2001. Cash used in operating activities for the 6 months in 2002 consisted of a net loss from continued operations of $2,526,160 that was significantly offset by (i) amortization of non-cash items in the sum of $185,147, (ii) non-cash equity compensation expenses, $367,386, (iii) currency translation loss of $255,317, and (iv) net change in non-cash working capital balances related to operations of $405,508.

Financing activities during the second quarter 2002 generated a net increase in cash of $1,021,334, primarily from the Company's private placements of Common Shares. Financing activities in the second quarter 2001 generated a net cash increase of $298,063, also primarily from the Company's private placements of Common Shares. Proceeds from all recent financings were intended and solely used for general working capital purposes.

Financing activities for the 6 month period ended June 30, 2002, generated a net increase in cash of $1,747,893, primarily from the Company's private placements of Common Shares. Financing activities for the same period in 2001 generated a net cash increase of $804,800, also primarily from the Company's private placements of Common Shares. Proceeds from all recent financings were intended and solely used for general working capital purposes.

Investing activities in the second quarter 2002 resulted in use of cash, net of grants and disposal, in the amount of $55,503. Of this amount, $37,490 was incurred in the acquisition of capital assets, $14,368 was expended on patents and $3,645 was incurred in the divestment of DynaPower subsidary. Investing activities in the second quarter 2001 resulted in use of cash, net of grants and disposal, in the amount of $101,969 that consisted of $55,022 incurred in the acquisition of capital assets, $32,122 in filing and maintenance of patents and $14,825 was incurred in divestment of DynaPower subsidiary.

Investing activities for the first 6 months of 2002 resulted in use of cash, net of grants and disposal, in the amount of $227,827, of which, $108,190 was incurred in the acquisition of capital assets, $19,395 was expended on patents, and $100,242 was incurred in the divestment of DynaPower. Investing activities for the same period in 2001 resulted in use of cash, net of grants and disposal, in the amount of $213,012 that consisted of $228,875 incurred in the acquisition of capital assets, $25,120 in filing and maintenance of patents, and recovery of divestment in DynaPower of $40,983.

As at June 30, 2002, the Company has a working capital deficiency of $2,490,791 and incurred a net loss of $950,697 for the quarter-ended June 30, 2002, and has an accumulated deficit of $28,385,016.

DynaMotive has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities and contract research revenues to fund its operations. The proceeds from the recent equity and debt financing, together with Technology Partnerships Canada funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2002, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program both for expenditures made in 2001 and technical and project related expenditures in 2002. The Company expects to draw in 2002 a significant portion of the $3.5 million remaining in the TPC project funding. In addition, the Company expects to draw a significant portion of the $1.1 million funds remaining in the contribution agreement with the Department of Trade and Industry in the U.K.

During the quarter, the Company entered into an amended CAD$8.235 Million, maximum reimbursement, Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada("TPC"). The contributions will help the Company undertake further commercial scale demonstration, research, development and testing of DynaMotive's BioTherm(TM) fast pyrolysis technology that converts biomass wastes into BioOil, a renewable liquid fuel. The amended agreement was a condition of approval of its bi-annual work plan on March 28, 2002 by TPC. On August 19, 2002, pursuant to this agreement the Company received CAD$571,290 from claims submitted in 2001/ 2002. The Company has submitted a further claim for CAD$108,000 relating to Q2 activities.

During the quarter, the Company received a letter from its principal banker, the Bank of Nova Scotia in regards to its $500,000 revolving line of credit, that was entered into in 1999 principally to bridge receivables under the Government of Canada's Technology Partnerships Canada agreement. The bank informed the Company that it is in default under certain provisions of the agreement pertaining to repayment of principal. The Company is in negotiations with the bank to extend or alter repayment provisions principally due to delays in receiving proceeds of Technology Partnerships Canada funding. The Company entered into a repayment plan with the bank (140,000 dollars has been paid at the time of writing).

In May 2002, the Company announced it is and has been undertaking restructuring activities within its European subsidiary, UK based DynaMotive Europe Ltd. DynaMotive Europe in turn owns 75% of UK based Border BioFuels Ltd. The Company aims to further reduce costs of operations in Europe through the relocation of its European Headquarters. As part of this process, the Company also announced that all Border Biofuels Limited staff were made redundant pending restructuring of operations and that selective re-employment is expected. It was further announced that the Board of Border Biofuels has resigned due to personal reasons, terminated employment agreements and opposition to the aggressive financial restructuring the Company demanded, paving the way for the restructuring process to begin. DynaMotive, as the majority shareholder of Border Biofuels, will be appointing new board members to Border Biofuels.

The Company's funding plan for 2002 is structured so that equity placements and government funding will maintain the operations through to the third quarter of 2003. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions and other project funding is expected to fund the planned commercial demonstration project which is expected to commence construction during the third quarter of 2002. Any delay in securing the project funding for a project will delay the start of the construction of that project.


SUBSEQUENT EVENTS

The Company announced in July 2002 that it has entered into a multifaceted memorandum of understanding (MOU) with Rotch Ltd. (Rotch) a multi-billion dollar privately owned finance and investment group that specializes in structured financing initiatives. The MOU contemplates financing initiatives, corporate development activities and the establishment of two joint venture entities to develop offset finance opportunities for DynaMotive's technology and the co-development of future waste management applications.

Rotch has committed $326,000 in the Company's current $1 million short term equity bridge financing of which a total commitmentof $926,000 has been received by the Company. Rotch has further confirmed its interest to lead and participate in a second round of financing of up to $5 million to fund DynaMotive's pilot plant programs and ultimately, a proposed mutual goal by DynaMotive and Rotch to secure $25 million to finance global expansion of the Company.

DynaMotive and Rotch will also cooperate in restructuring DynaMotive's operations in the UK. As part of this program, Rotch has been granted an exclusive first negotiation right to acquire DynaMotive's controlling interests in Border Biofuels and to provide advisory services to consolidate operations in Europe.

Rotch will receive two year warrants to purchase up to 6 million DynaMotive shares at $0.40; the warrants will vest subject to milestones based actual funding and completion of the above contemplated transactions.

In August, 2002, the Company announced that it has completed Board restructuring, management changes and restructuring of operations in Europe following its agreement with Rotch Limited. The Board is now comprised of Richard Lin, R. Andrew Kingston, Curtin Winsor, Jr., Ph.D., Michael McDowell, Ph.D., S C Hong, Chih-Lin Chu and the newly appointed, Marvin Josif, who brings proven experience in the capital markets and corporate venture activities. The seven member board now represents various investor groups, geographic areas and disciplines that would allow for effective corporate governance and oversight and also reflects the new operational focus to meet the new dynamism that the Company needs.

At the management level, Rodolfo Guido continues as COO, Warren Johnson as CTO and Marvin Josif has been appointed as interim CFO replacing Jack MacDonald

The Company is also in its final stages of restructuring operations in Europe and expects to benefit from reduced operational costs while enhancing operational capabilities. As part of this process, a new Board has been appointed for Border Bio Fuels (a controlled company), with Andrew Kingston appointed as the sole Director and Gabriel Dadoun of Rotch as Corporate Secretary. At this time, Border Biofuels has no employees and has retained consultants on a part time basis to maintain operational viability.